UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a‑16 OR 15d‑16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JUNE 2020

COMMISSION FILE NUMBER 001-39081

BioNTech SE

(Translation of registrant’s name into English)

An der Goldgrube 12 D-55131 Mainz Germany

+49 6131-9084-0

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20‑F or Form 40‑F: Form 20‑F ☒ Form 40‑F ☐

Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(7): ☐

DOCUMENTS INCLUDED AS PART OF THIS FORM 6-K

On June 22, 2020, BioNTech SE (the “Company”), together with its collaborator Genentech, Inc. (“Genentech”), at the American Association for Cancer Research (AACR), presented data from a Phase 1a study sponsored by Genentech to evaluate RO7198457, an individualized Neoantigen Specific Immunotherapy (iNeST), in patients with locally advanced or metastatic solid tumors. The presentation is attached hereto as Exhibit 99.1.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BioNTech SE

By:	/s/ Dr. Sierk Poetting
Name: Dr. Sierk Poetting
Title: Chief Financial Officer

Date: June 22, 2020

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	A Phase 1a Study to Evaluate RO7198457, an Individualized Neoantigen-Specific Immunotherapy (iNeST), in Patients With Locally Advanced or Metastatic Solid Tumors.